Exhibit 99.1

St. John’s, NL (November 3, 2017):

Fortis Reports Third Quarter Earnings of $278 million

Fortis Inc. (“Fortis” or the “Corporation”) (TSX/NYSE:FTS), a leader in the North American regulated electric and gas utility industry, released its third quarter results today.

“Strong third quarter results continue to demonstrate the benefit of the acquisition of electric transmission company, ITC Holdings Corp., and the reasonable outcome in our first rate case in Arizona,” said Barry Perry, President and Chief Executive Officer, Fortis.

Reported Net Earnings
The Corporation reported third quarter net earnings attributable to common equity shareholders of $278 million, or $0.66 per common share, compared to $127 million, or $0.45 per common share, for the same period in 2016. On a year-to-date basis, net earnings attributable to common equity shareholders were $829 million, or $2.00 per common share, compared to $396 million, or $1.40 per common share, for the same period in 2016.

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Earnings per common share (“EPS”) for the quarter was favourably impacted by earnings associated with the acquisition of ITC, the receipt of a $24 million break fee, net of transaction costs and tax, associated with the termination of the Waneta Dam acquisition, and higher earnings from the Aitken Creek natural gas storage facility, driven by unrealized gains on mark-to-market of derivatives.

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Also contributing to the increase in the third quarter results compared to last year was the impact of the rate case settlement at UNS Energy, lower Corporate and Other expenses, primarily due to acquisition-related transaction costs associated with ITC recognized in the third quarter of 2016, and higher earnings from FortisAlberta, partially offset by the favourable impact of the settlement of Springerville Unit 1 matters at UNS Energy recognized in the third quarter of 2016.

Adjusted Net Earnings1
On an adjusted basis, third quarter net earnings attributable to common equity shareholders were $254 million, or $0.61 per common share, an increase of $0.07 per common share over the same period in 2016. On a year-to-date basis, adjusted net earnings attributable to common equity shareholders were $794 million, or $1.92 per common share, an increase of $0.26 per common share over the same period in 2016.

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ITC continues to perform consistent with expectations, delivering segmented net earnings of $89 million for the quarter. After considering the issuance of common shares and finance charges related to the acquisition, ITC had a $0.03 accretive impact on adjusted EPS for the quarter.

•	Aitken Creek contributed an additional $0.03 to adjusted EPS quarter over quarter, driven by unrealized gains on the mark-to-market of derivatives.

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Also contributing to the increase in adjusted EPS quarter over quarter was the impact of the rate case settlement at UNS Energy and higher earnings from FortisAlberta, partially offset by the higher number of common shares outstanding associated with the Corporation’s dividend reinvestment and share plans and unfavourable foreign exchange associated with the translation of US dollar-denominated earnings.

Hurricane Irma
In September Hurricane Irma damaged the transmission and distribution systems on the Turks and Caicos Islands. The Corporation responded quickly and currently 99% of electricity service has been restored to customers who can receive it. The local workforce of Fortis Turks and Caicos, along with crews from the Corporation’s other utilities and contracted employees, continue to work hard to finish the task of reconnecting customers.

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1 Non-US GAAP Measures
Fortis uses financial measures that do not have a standardized meaning under generally accepted accounting principles in the United States of America (“US GAAP”) and may not be comparable to similar measures presented by other entities. Fortis calculated the non-US GAAP measures by adjusting certain US GAAP measures for specific items that impact comparability but which the Corporation does not consider part of normal, ongoing operations. Refer to the Financial Highlights section of the Corporation’s Management Discussion and Analysis for further discussion of these items.

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Capital expenditure plan on track and supported by strong cash flow
Capital expenditures for the nine months ended September 30, 2017 were $2.1 billion and the Corporation’s consolidated capital expenditure plan of approximately $3.1 billion for 2017 remains on track.

Cash flow from operating activities totalled $2.0 billion for the nine months ended September 30, 2017, an increase of 41% over the same period in 2016. The increase reflects higher earnings, driven by ITC and UNS Energy, partially offset by timing differences in working capital.

Execution of growth strategy
The Corporation’s capital expenditure program continues to address the energy infrastructure needs of customers, while modernizing energy networks to address the changes occurring in the utility industry. The Corporation’s five-year capital expenditure program from 2018 through 2022 is expected to be approximately $14.5 billion, up $1.5 billion from the prior year’s plan.

The five-year capital expenditure program now includes a natural gas pipeline expansion (“Eagle Mountain Woodfibre Gas Pipeline Project”) and a multi-year Pipeline Integrity Management Program at FortisBC Energy, and the expected addition of 200 megawatts (“MW”) of flexible generation resources and the 550 MW Gila River Generating Unit 2 at UNS Energy.

The Eagle Mountain Woodfibre Gas Pipeline Project, estimated at approximately $350 million, includes a pipeline expansion to a proposed liquefied natural gas (“LNG”) site in Squamish, British Columbia. The project has received a number of approvals and remains contingent on Woodfibre LNG Limited proceeding with its LNG export facility. The multi-year Pipeline Integrity Management Program, estimated at approximately $300 million, is focused on improving pipeline safety and the integrity of the high-pressure transmission system, including pipeline modifications and looping.

The 200 MW of flexible generation resources, which will consist of 10 natural gas-fired reciprocating engines, is estimated at $230 million (US$180 million) with expected in-service dates between 2019 and 2020. The engines will provide ramping and peaking capabilities, replace aging, less efficient steam turbines and will facilitate the addition of renewable generating sources to the grid. The expected addition of the 550 MW natural gas-fired Gila River Generating Unit 2, estimated at $210 million (US$165 million), will assist with the replacement of retiring coal-fired generation facilities. This project will include an initial tolling agreement with a purchase option expected to be exercised in late 2019.

The Corporation continues to pursue additional investment opportunities within existing service territories. One such opportunity at ITC, not included in the five-year capital expenditure program, is the Lake Erie Connector project, which is a proposed 1,000 MW, bi-directional, high-voltage direct current underwater transmission line that would provide the first direct link between the markets of the Ontario Independent Electricity System Operator and PJM Interconnection, LLC. The project would enable transmission customers to more efficiently access energy, capacity and renewable energy credit opportunities in both markets. In October ITC received permits from the U.S. Army Corps of Engineers, which completes the project’s major application process in the United States and Canada. Pending achievement of remaining milestones, the expected in-service date for the project is late 2021.

“After a very strategic and successful expansion into the United States, the Corporation is now focused on sustainable investment in its existing utilities. The opportunities that we are pursuing will enhance our ability to serve customers safely and reliably, grow our rate base, and support our 6% average annual dividend growth target,” concluded Mr. Perry.

Outlook
The Corporation’s results for 2017 will continue to benefit from the acquisition of ITC and the impact of the rate case settlement at UNS Energy. Over the long term, Fortis is well positioned to enhance value for shareholders through the execution of its capital expenditure plan, the balance and strength of its diversified portfolio of utility businesses, as well as growth opportunities within its service territories.
Over the five-year period from 2018 through 2022, the Corporation’s capital expenditure program is expected to total approximately $14.5 billion, up $1.5 billion from the prior year’s plan and increasing rate base to almost $32 billion by 2022. The five-year capital expenditure program is driven by projects that improve the transmission grid, address natural gas system capacity and gas line network integrity, increase cyber protection and allow the grid to deliver cleaner energy. Fortis expects this long-term sustainable growth in rate base to support continuing growth in earnings and dividends.

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In October the Corporation announced a quarterly dividend increase of 6.25%, effective with the December 1 payment, translating into an annualized dividend of $1.70. This marks 44 consecutive years of annual common share dividend increases. Fortis has extended its guidance for targeted average annual dividend growth of approximately 6% through to 2022.

About Fortis
Fortis is a leader in the North American regulated electric and gas utility industry with total assets of approximately $47 billion as of September 30, 2017. More than 8,000 of the Corporation’s employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

Forward-Looking Information
Fortis includes "forward-looking information" in this media release within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information included in this media release reflect expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as "anticipates", "believes", "budgets", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "plans", "projects", "schedule", "should", "target", "will", "would" and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: the Corporation's forecast consolidated capital spending for 2017 and the five-year period from 2018 through 2022; the nature, timing and expected costs of certain capital projects including, without limitation, the FortisBC Eagle Mountain Woodfibre Gas Pipeline Project and UNS Energy flexible generation resource investment and combined cycle generation purchase; additional opportunities beyond the base capital plan including the Lake Erie Connector; the expectation that the Corporation’s 2017 results will continue to benefit from the acquisition of ITC and the impact of the rate case settlement at UNS Energy; the Corporation's consolidated forecast rate base for 2022; the expectation that the Corporation’s significant capital expenditure program will support continuing growth in earnings and dividends; and targeted average annual dividend growth through 2022.

Forward-looking information involves significant risk, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward‑looking information. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking information. Such risk factors or assumptions include, but are not limited to: reasonable decisions by utility regulators and the expectation of regulatory stability; the implementation of the Corporation's five-year capital plan; no material capital project and financing cost overrun related to any of the Corporation's capital projects; sufficient human resources to deliver service and execute the capital program; the realization of additional opportunities; fluctuating foreign exchange; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Teleconference to Discuss Third Quarter 2017 Results

A teleconference and webcast will be held on November 3 at 8:30 a.m. (Eastern). Barry Perry, President and Chief Executive Officer, and Karl Smith, Executive Vice President, Chief Financial Officer, will discuss the Corporation’s third quarter 2017 results.

Analysts, members of the media and other interested parties in North America are invited to participate by calling 1.877.223.4471. International participants may participate by calling 647.788.4922. Please dial in 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Corporation’s website, www.fortisinc.com.

A replay of the conference will be available two hours after the conclusion of the call until December 3, 2017. Please call 1.800.585.8367 or 416.621.4642 and enter pass code 92431300.

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